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FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: June 18, 2004
Commission File Number 001-31528

IAMGold Corporation
(Translation of registrant's name into English)

220 Bay Street, 5th Floor
Toronto, Ontario M5J 2W4, Canada
Tel: (416) 360-4710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
Date: June 18, 2004	/s/ LARRY E. PHILLIPS Larry E. Phillips Vice-President, Corporate Affairs & Corporate Secretary

Other: Letter to Shareholders dated June 17, 2004

June 17, 2004

To the Shareholders of IAMGOLD Corporation:

        At the upcoming meeting of IAMGOLD shareholders, you will be asked to consider, among other matters, a proposed business combination of IAMGOLD and Wheaton River Minerals Ltd. (the "Wheaton River Transaction"). The Wheaton River Transaction is described in the joint management information circular dated April 30, 2004 that was previously sent to you.

        Golden Star Resources Ltd. ("GSR") recently made an unsolicited, non-negotiated take-over bid for the common shares of IAMGOLD (the "GSR Bid"). GSR also has commenced a dissident proxy solicitation program and may have sent to you a dissident's proxy circular and a green form of proxy which GSR requests that you complete and submit in order to vote your shares against the Wheaton River Transaction at the IAMGOLD shareholders' meeting.

        Your Board of Directors has appointed a Special Committee of directors who are independent of IAMGOLD management to consider the GSR Bid in comparison to the Wheaton River Transaction, and to make recommendations to the full Board of Directors. The Special Committee has engaged RBC Dominion Securities Inc. and Ogilvy Renault as its financial and legal advisers, respectively, to assist it in formulating its recommendations to the Board.

Your Board of Directors and the Special Committee encourage you:

  •
  NOT to complete or deposit the green form of proxy being circulated by GSR

  •
  NOT to revoke any proxy previously deposited with respect to the Wheaton River Transaction

  •
  NOT to deposit any common shares of IAMGOLD to the GSR Bid and

  •
  NOT to take any other action concerning the GSR Bid or the Wheaton River Transaction until you have received further communications from your Board of Directors.

        After receiving the report and recommendations of the Special Committee, the Board will issue supplementary information concerning the Wheaton River Transaction, and will also issue a Directors' Circular concerning the GSR Bid. Those documents will be issued and sent to IAMGOLD shareholders and posted on IAMGOLD's website (www.iamgold.com) on or before June 25, 2004 and will contain important information, including:

  •
  the Special Committee's assessment of the GSR Bid in comparison to the Wheaton River Transaction;

  •
  the Board's recommendation as to whether IAMGOLD shareholders should accept or reject the GSR Bid;

  •
  the Board's recommendation to those IAMGOLD shareholders who are entitled to vote on the Wheaton River Transaction as to how they should vote at the upcoming shareholders' meeting; and

  •
  a description of the procedures to be followed by shareholders who are entitled to vote to ensure that their IAMGOLD shares will be voted in person or by proxy at the upcoming meeting, including the deadline by which properly completed proxies must be deposited in order to be valid for use at the meeting.

        GSR is asking you to vote against the Wheaton River Transaction before you have had the benefit of receiving the Special Committee's views and the Board's recommendations concerning the Wheaton River Transaction and the GSR Bid.

It is in your best interests not to take any action until you have received further communications from the IAMGOLD Board, including the recommendations of the Special Committee.

YOU ARE URGED NOT TO COMPLETE OR DEPOSIT THE GREEN PROXY AT THIS TIME.

Sincerely,

JOSEPH F. CONWAY
President and Chief Executive Officer

Shareholders requiring advice or assistance are urged to contact Kingsdale Shareholder Services Inc. toll-free 1-886-749-5464

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